SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP 350 South Grand Avenue, 32nd Floor Los Angeles, CA 90071 (213) 473-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005, by Shamrock Activist Value Fund, L.P. , a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

This Amendment No. 2 is being filed to correct a typographical error made in the process of converting the text to EDGAR format in Exhibit 3 filed with Amendment No. 1 earlier today. Accordingly, pursuant to this Amendment No. 2, the Reporting Persons are resubmitting Amendment No. 1 in its entirety as follows herein.

1.           ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On June 24, 2005, Michael J. McConnell, on behalf of SAVF, sent a letter (the “Letter”) to Stephen O. James, the lead director of the Company, setting forth certain ideas for consideration by the Board with respect to a Company diagnostic review, capital management and corporate governance. The purpose of the Letter was to provide an agenda for a meeting between Mr. James and representatives of SAVF, which meeting has been rescheduled by Mr. James for July 27, 2005. The foregoing description of the Letter is qualified in its entirety by the complete text of the Letter, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

2.           ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 3	--	Letter, dated June 24, 2005, from Michael J. McConnell on behalf of Shamrock Activist Value Fund, L.P., to Stephen O. James, lead director of Intrado Inc.
Exhibit 4	--	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	June 24, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its
managing partner

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.,

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

Exhibit Index

Document
Exhibit 3	--	Letter, dated June 24, 2005, from Michael J. McConnell on behalf of Shamrock Activist Value Fund, L.P., to Stephen O. James, lead director of Intrado Inc.
Exhibit 4	--	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.